UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-31995

MEDICURE INC.

(Translation of registrant's name into English)

2-1250 Waverley Street

Winnipeg, MB Canada R3T 6C6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 8a72____.

EXPLANATORY NOTE

We are refiling a corrected version of the condensed consolidated interim financial statements of Medicure Inc. for the three and six months ended June 30, 2017 (unaudited).

These replace the version filed on August 7, 2017. Pages 1 and 2 have been corrected to reflect the addition of $25,000 to the accounts payable and accrued liabilities line on page 2, which was not included in the original filing as a result of an inadvertent error. This results in changes to the subtotals and totals on pages 1 and 2. Other than to correct this omission, there are no other changes.

EXHIBIT LIST

Exhibit	Title
99.1	Financial Statements
99.3	CEO Certification
99.4	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicure Inc.
(Registrant)

Date: August 8, 2017	By:	/s/ Albert D. Friesen
Albert D. Friesen
Chief Executive Officer